This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

April 12, 2006

Item 3: Press Release

A Press release dated and issued April 12, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to announce that it has acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic Platinum Complexes located on the west coast of Alaska.

Item 5: Full Description of Material Change

April 12, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF), is pleased to announce that it has acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic Platinum Complexes located on the west coast of Alaska, south of Kuskokwim Bay on the Bering Sea, approximately 550 air miles south-southwest of Anchorage. The Goodnews Bay Project is located near year round ice free tidewater and the village of Platinum, which has a public airstrip.

The mining lease, with Calista Corporation, encompasses an area of interest comprising  about 82 square miles (212 square kilometres). Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum.

PFN’s exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex which is believed to be the source of platinum placer deposits.

Previous work has included several methods of airborne and ground geophysics, geologic mapping, rock and soil sampling which have delineated a number of untested exploration targets.

Zones of anomalous platinum, up to 1.3 g/t Pt, were delineated at Susie Mountain by soil sampling and are coincident with magnetic highs and with resistivity lows detected by geophysical surveys. Geophysical surveys also delineated deep electromagnetic anomalies at Red Mountain where up to 3.3 g/t Pt was detected in soils.

The Goodnews Bay Project represents a clearly defined platinum exploration target for PFN in an area where there has been significant platinum production. PFN is very pleased to be working with Calista in order to further explore this promising area.

Agreement Terms

Under the Agreement PFN is required to make cash payments of US$300,000 and incur exploration expenditures of US$1.95 million over the next five years. PFN has elected to expend the required US$200,000 - 2006 exploration expenditures. PFN shall have until December 1st of each year the Lease is in effect to commit to the following year’s exploration expenditures.

After PFN has completed US$1.95 million expenditures on the Property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a Feasibility Study is completed.

Once PFN completes a Feasibility Study PFN shall have no further work obligations for a subsequent period of four years in addition to the time remaining of the grace period of two years. After 5 years PFN will continue to make cash payments of US $100,000 until such time as the Feasibility Study is completed. Upon completion of a Feasibility Study and until such time as the Commencement of Commercial Production PFN will make cash payments of US $250,000 per annum.  In addition, PFN will donate US$5,000 to the Calista Corporation Scholarship Fund each year the Lease is in effect, until such time as a Feasibility Study is completed at which time the donation shall increase to US$10,000 per year.

PFN will pay a NSR to Calista of 1.5% from the Commencement of Commercial Production until the payment back of all capital expenditures or five years, whichever is the shorter; thereafter the royalty shall be tied to the price of platinum. During the Lease PFN shall use best efforts to hire and/or contract Calista shareholders and subsidiary companies. Upon receipt of the Feasibility Study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the Project. At the time Calista elects to acquire an operating interest Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by PFN, minus Anniversary Cash Payments and scholarship contributions paid to Calista.

Calista Corporation is the second largest of the 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA). Calista Corporation's land entitlements exceed 6.5 million acres in Southwest Alaska and contain some of the most mineral rich deposits in Alaska including Goodnews Bay (platinum) and Donlin Creek with a 28-million ounce drill-indicated gold resource. Headquartered in Anchorage, Alaska, Calista Corporation's region originally enrolled 13,300 native shareholders and currently contains 56 villages with a total population of 20,000 people. For more information on Calista visit their website www.calistacorp.com.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed, PFN has expended approximately $1.4 million on the project to date. Exploration plans for 2006 are expected to be finalized by the end of April.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 12, 2006_______

Date

“Harry Barr”

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity